Exhibit 12

Ford Motor Company and Subsidiaries

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions)

	For the Years Ended December 31

	2003	2002	2001		2000	1999

Earnings
Income before income taxes and cumulative effects of changes in accounting principles(a)	$1,370	$951	$(7,419)		$8,311	$9,856
Less: Equity in net (income)/loss of affiliates included in income before income taxes	(155)	137	550		50	3

Adjusted income	1,215	1,088	(6,869)		8,361	9,859
Adjusted fixed charges(b)	8,428	9,653	11,218		11,264	9,326

Earnings	$9,643	$10,741	$4,349		$19,625	$19,185

Combined Fixed Charges and Preferred Stock Dividends
Interest expense(c)	$7,753	$8,883	$10,860		$10,892	$9,015
Interest portion of rental expense(d)	439	370	323		296	250
Preferred Stock dividend requirements of majority owned subsidiaries and trusts	190	353	55		55	55

Fixed charges	8,382	9,606	11,238		11,243	9,320
Ford Preferred Stock dividend requirements(e)	—	22	22		22	22

Total combined fixed charges and Preferred Stock dividends	$8,382	$9,628	$11,260		$11,265	$9,342

Ratios
Ratio of earnings to fixed charges	1.2	1.1	(f	)	1.7	2.1
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.2	1.1	(f	)	1.7	2.1
Discontinued operations are excluded from all amounts

(a)	Income before taxes includes equity income from unconsolidated subsidiaries.

(b)	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and Preferred Stock dividend requirements of majority owned subsidiaries and trusts.

(c)	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(d)	One-third of all rental expense is deemed to be interest.

(e)	Preferred Stock dividend requirements of Ford Motor Company were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

(f)	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.